Exhibit 99.3

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shimon Alon and Dror Harel-Elkayam and, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.10 per share, of Attunity Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at a Special Meeting of Shareholders of the Company to be held on June 21, 2012 at 10:00 a.m. (Israel time) at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Special Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
June 21, 2012

➢	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
➢	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.
To authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-five, and to approve related amendments to the Company’s Memorandum and Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder   __________________________          Date _____________, 2012

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.